SILICON SOUTH, INC.

123 West Nye Lane, Ste 129
Carson City, Nevada 89706

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION

OF THE BOARD OF DIRECTORS

November 9, 2010

This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Silicon South, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by the Company’s stockholders is required in response to this Information Statement.  Proxies are not being solicited.

INTRODUCTION

The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s stockholders, Zagros Shahvaran will resign as a director of the Company.

As of November 9, 2010, the Company had issued and outstanding 47,315,500 shares of common stock, the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held.  Each share of common stock is entitled to one vote.

Please read this Information Statement carefully.  It describes the change in directors and certain biographical and other information concerning the Company’s executive officer and director following the change in directors.

CHANGE OF CONTROL

On November 9, 2010, the Company closed a Reorganization Agreement with the shareholders of Alpha Wastewater, Inc. pursuant to which the Company issued 40,000,000 shares of the Company’s common stock.

On November 9, 2010, Mr. Shahvaran appointed Brian Hauff as President, Chief Executive Officer and director, Mr. Shengfeng Justin Wang as Chief Financial Officer, Secretary and director, and Hon. Charles James Mayer as chairman of the board of directors.  Mr. Shahvaran then tendered his resignation as an officer of the Company effective November 9, 2010 and his resignation as a director of the Company to be effective after the expiration of the ten-day time period specified in Rule 14f-1 as promulgated under the Securities Exchange Act of 1934.

The following table sets forth stock issuances and ownership as of November 9, 2010, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five percent, (ii) each of the Company’s executive officers and directors, and (iii) the Company’s directors and executive officers as a group.  The information relating to the ownership interests of such shareholders is provided after giving effect to the Reorganization and includes 5,600,000 shares Mr. Shahvaran owned prior to the Reorganization.

Title of	Name and Address of	Amount and Nature of	Percentage of Class
Class	Beneficial Owner	Beneficial Ownership

Common	Brian Hauff (1)	7,125,000	15.05%
	797 Eyremount Dr.
	West Vancouver, BC

Common	Shengfeng Justin Wang (1)(2)(3)	6,125,000	12.94%
	1592 Chippendale Court
	West Vancouver, BC

Common	Jieyuan Wang (3)	2,000,000	4.23%
	1592 Chippendale Court
	West Vancouver, BC

Common	Charles J. Mayer (1)	150,000	0.32%
	106 Desjardins Road
	St. Francois Xavier, Manitoba

Common	Biwen Daisy Ye	6,000,000	12.68%
	9160 Diamond Rd.
	Richmond, BC

Common	5240 Investments Ltd.	7,000,000	14.79%
	Suite 2900-550 Burrard St.
	Vancouver, BC

Common	Asiamera Capital, Inc.(2)	4,250,000	8.98%
	9160 Diamond Rd.
	Richmond, BC

Common	Zagros Shahvaran (1)	5,600,000	11.83%
	123 West Nye Lane, Ste 129
	Carson City, Nevada 89706

Total Officers and Directors
As a Group (4 People)		19,000,000	40.15%

(1)

Officer and/or director

(2)

Brian Hauff owns and controls 50% of Asiamera and therefore is considered to have beneficial ownership of an additional 2,125,000 shares of the Company.   Shengfeng Justin Wang also owns and controls 50% of Asiamera and is also considered to have beneficial ownership of an additional 2,125,000 shares of the Company.

(3)

Shengfeng Justin Wang and Jieyuan Wang are husband and wife, therefore Justin Wang is considered to have beneficial ownership of the 2,000,000 shares of the Company held in the name of Jieyuan Wang.

There are no contracts or other arrangements that could result in a change of control of the Company.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of November 9, 2010 by (i) those persons or groups known to beneficially own more than 5% of the Company’s common stock prior to the closing of the Reorganization Agreement with the shareholders of Alpha Wastewater, Inc., (ii) those persons or groups known to beneficially own more than 5% of the Company’s common stock on and after the closing of the Reorganization Agreement with the shareholders of Alpha Wastewater, Inc.,  (iii) each current director and each person that will become a director upon effectiveness of this Information Statement, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the effectiveness of this Information Statement as a group.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

	Before Closing of Agreement and Plan of Reorganization		After Closing of Agreement and Plan of Reorganization
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Zagros Shahvaran 123 W Nye Lane, Ste 129 Carson City, Nevada 89706	5,600,000	76.55%	5,600,000	11.83%

Brian Hauff(1) 5210 Fairlee Court Anaheim Hills, CA 92807	-0-	-0-	7,125,000	15.05%

Shengfeng Justin Wang(1)(2)(3) 1592 Chippendale Court West Vancouver, BC	-0-	-0-	6,125,000	12.94%

Jieyuan Wang (3) 1592 Chippendale Court West Vancouver, BC	-0-	-0-	2,000,000	4.23%

Charles J. Mayer (1) 106 Desjardins Road St. Francois Xavier, Manitoba	-0-	-0-	150,000.32%

Biwen Daisy Ye 9160 Diamond Rd. Richmond, BC	-0-	-0-	6,000,000	12.68%

5240 Investments Ltd. Suite 2900-550 Burrard St. Vancouver, BC	-0-	-0-	7,000,000	14.79%

Asiamera Capital, Inc.(2) 9160 Diamond Rd. Richmond, BC	-0-	-0-	4,250,000	8.98%
All executive officers and directors as a group (one person prior to and three people following the Reorganization Agreement with the shareholders of Alpha Wastewater, Inc.)	5,600,000	76.55%	19,000,000	40.15%

(1)

Officer and/or director

(2)

Brian Hauff owns and controls 50% of Asiamera and therefore is considered to have beneficial ownership of an additional 2,125,000 shares of the Company.  Shengfeng Justin Wang also owns and controls 50% of Asiamera and is also considered to have beneficial ownership of an additional 2,125,000 shares of the Company.

(3)

Shengfeng Justin Wang and Jieyuan Wang are husband and wife, therefore Justin Wang is considered to have beneficial ownership of the 2,000,000 shares of the Company held in the name of Jieyuan Wang.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s stockholders, the Company’s board of directors will be reconstituted and fixed at three directors.  On that date, Zagros Shahvaran will resign as a director of the Company The following tables set forth information regarding the Company’s current sole executive officer and director and the Company’s proposed executive officers and directors.

Each member of the Company’s board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers, Directors and Key Employees

Name	Age	Position
Zagros Shahvaran	35	Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer

Zagros Shahvaran. Mr. Shahvaran attended MTI Business College in Sacramento, California, where he majored in computer science. From May 1997 to April 2001, he worked as a business advisor and consultant with Monterey Ventures, Inc. From April of 1996 to the present, Mr. Shahvaran provides consulting services for small businesses focusing on business plan development, computer technology and account management.

Executive Officers and Directors After the Closing of the Agreement and Plan of Reorganization

Name	Age	Position
Brian L. Hauff	62	President, Chief Executive Officer, Director
Shengfeng Justin Wang Hon. Charles Mayer	32 72	Chief Financial Officer, Secretary, Director Director and Chairman of the Board of Directors

Brian L. Hauff, President, Chief Executive Officer, Director. Mr. Hauff attended Simon Fraser University from 1968 to 1971 and graduated with a BA (Hor. 1st) ECCO, First Class Honours, Economics and Commerce, and University of British Columbia from 1972 to 1975, LLB, Law Degree. Mr. Hauff practiced law from 1976 to 1982 focusing on real estate and commercial clients. Since 2005, Mr. Hauff has been a real estate investor/developer and since 2008, Mr. Hauff has been the President of Asiamera Capital, Inc. and since 2009, Mr. Hauff has been President of Alpha Wastewater, Inc.

Shengfeng JustinWang, Chief Financial Officer, Secretary and Director. Mr. Wang attended the University of Alberta from 2000 to 2004 where he received a BA in Economics and the University of Herfordshire England from 2004 to 2005 where he received an MBA International.  From 2001 through 2007, Mr. Wang was a private real estate investor. In 2008, Mr. Wang was a founder and Vice President of Alpha Wastewater, Inc. and Vice President of Asiamera Capital, Inc. Mr. Wang continues as Vice President of Asiamera Capital, Inc. He is also a director of Kunshan Mingshi Development Co., Ltd.

Hon. Charles James Mayer, Chairman of the Board of Directors. Since 2001, Mr. Mayer serves as a private investor and advisor for numerous companies. Mr. Mayer is a previous Ottawa, Ontario, Canada Member of Parliament, Minister of Agriculture, Minister of Western Economic Diversification, Minister of State Grains & Oilseeds, and Minister of State Canadian Wheat Board. He has served as Chair of the Manitoba Crop Insurance Corporation, Co-Chair, Agricultural Summit for Alberta Agriculture Food and Rural Development and Chair, Alberta Crop Insurance review.

Involvement in Certain Legal Proceedings

The executive officers and directors of the Company have not been involved in any material legal proceedings which occurred within the last five years of any type as described in Regulation S-K.

Board of Directors’ Meetings and Committees

In the fiscal year ended December 31, 2009, the board of directors of the Company did not meet, but acted through written consents of the board. There are no standing committees of the board of directors. Due to the fact the Company has no active operations and its assets consist entirely of a nominal amount of cash, the board of directors determined that it is not necessary or practical for the Company to establish an audit committee, recruit a financial expert to serve on the board, or adopt a code of ethics applicable to its chief executive and financial officers.

The Company’s entire board participated in each action.

Director Compensation

The directors currently are not compensated for serving as members of the Company’s board of directors.

Certain Relationships and Related Transactions

Various founders of Silicon South, Inc. have performed consulting services for which the Company has paid them consulting fees as voted on during the initial board of directors meeting. There were no monies paid during the nine months ended September 30, 2010 and 2009.

Silicon South, inc. borrowed $7,435 and $10,545 from various related parties and shareholders of the Company for working capital purposes as of September 30, 2010 and 2009 respectively.

Alpha Wastewater issued 40,000,000 shares of its stock to Asiamera and 36 other accredited individuals or entities for debt extinguishment in the amount of $518,356, consideration for consulting fees, services and cash.  Brian Hauff and Shengfeng Justin Wang are equal owners of Asiamera.

Asiamera has paid the majority of expenses to date on behalf of the Company.  Alpha Wastewater currently owes $87,285 to Asiamera pursuant to a promissory note that is due on demand, bears no interest and is unsecured.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers, directors and persons who beneficially own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership with the SEC.  These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file.  To the Company’s knowledge, for the fiscal year ended December 31, 2009, no person who is an officer, director or beneficial owner of more than 10% of the Company’s common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Years 2007, 2008 and 2009

The following table provides certain information for the fiscal years ended December 31, 2008 and 2009 concerning compensation earned for services rendered in all capacities by our named executive officers during the fiscal years ended December 31, 2008 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Brian L. Hauff, President, CEO, Director	2009 2008 2007	120,000 60,000 --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	120,000 60,000 --

Shengfeng Justin Wang(2), CFO, Director	2009 2008 2007	57,000 38,000	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	57,000 38,000 --

Zagros Shahvaran (1) Former Sole Officer and Director	2009 2008 2007	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --

(1)

Zagros Shahvaran will submit his resignation as an officer and director, effective following the expiration of the ten day period following the mailing of the information statement required by Rule 14f-1 under the Exchange Act.

(2)

 Mr. Wang was paid $21,000 in consulting fees and $36,000 in salary in 2009.  Mr. Wang was paid $20,000 in consulting fees and $18,000 in salary in 2008.

SILICON SOUTH, INC.

By: /s/ Brian L. Hauff

Name: Brian L. Hauff

Title:   Principal Executive Officer

Dated:

November 9, 2010